June 7, 2009

Security and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Kiwa Bio-Tech Products Group Corporation

We have read Item 4.01 of the Form 8-K dated June 2, 2009 of Kiwa Bio-Tech Products Group Corporation and are in agreement with the statements that relates to us. We previously informed the registrant that we would not stand for reappointment for 2009 audit services unless 2008 audit service fee is settled. The 2008 audit service fee has not been settled so far.

We have no basis to agree or disagree with the statements of the registrant related to the new independent registered public accountants.

Very truly yours,

/s/ Mao & Company, CPAs, Inc.
Los Angles, California